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                              May 15, 2023

       Ernest Miller
       Chief Executive Officer
       Verde Clean Fuels, Inc.
       600 Travis Street, Suite 5050
       Houston, Texas 77002

                                                        Re: Verde Clean Fuels,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 8, 2023
                                                            File No. 333-271360

       Dear Ernest Miller:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2023 letter.

       Amendment No. 1 to Form S-1 filed May 8, 2023

       Prospectus Summary, page 13

   1. We note your response to our prior comment number 3, which we reissue in part. Please disclose in the
Prospectus Summary that while the selling securityholders may experience a positive rate of
return based on the current trading price, the public securityholders may not experience a
similar rate of return on the securities they purchased due to differences in the purchase prices
and the current trading price. Please also disclose the potential profit the selling
securityholders will earn based on the current trading price.
 Ernest Miller
Verde Clean Fuels, Inc.
May 15, 2023
Page 2

       Please contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-7153
with any other questions.



                                                        Sincerely,

FirstName LastNameErnest Miller                         Division of Corporation
Finance
                                                        Office of Industrial
Applications and
Comapany NameVerde Clean Fuels, Inc.
                                                        Services
May 15, 2023 Page 2
cc:       Anne Peetz, Esq.
FirstName LastName